Exhibit 99.124

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Registration Statement on Form 40-F of Blue Moon Metals Inc. of our report dated April 11, 2025, relating to the consolidated financial statements Blue Moon Metals Inc. for the years ended December 31, 2024 and 2023.

/s/ Davidson & Company LLP

Vancouver, Canada	Chartered Professional Accountants

January 15, 2026